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08027215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Countrywide Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2595 W. Chandler Blvd. CHDLR-C-77
(No. and Street)

Chandler (City) Az (State) 85224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathy Holmas 225-205-0753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Ave., Suite 2000, Los Angeles, CA 90071-1568
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

SEC Mail Processing
Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cathy Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cathy Holmes
Signature

Chief Financial Officer
Title

Susan Andermann
Notary Public

Susan Andermann
LA Notary ID #85414

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

COUNTRYWIDE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Countrywide Bank, FSB)

Financial Statements and Supplementary Information

December 31, 2007

(With Independent Auditors' Report Thereon)

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, FSB)

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Countrywide Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Countrywide Investment Services, Inc. (the Company), a wholly owned subsidiary of Countrywide Bank, FSB as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Countrywide Investment Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP
KPMG LLP

February 28, 2008

COUNTRYWIDE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Countrywide Bank, FSB)

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	5,436,165
Deposit with clearing organization		50,000
Commission and other receivable		451,811
Property and equipment, net		77,557
Other assets		158,869
Total assets	$	6,174,402
Liabilities and Stockholder's Equity		
Liabilities:		
Due to affiliates	$	2,477,568
Accrued bonus expense		716,928
Other accrued expenses		126,611
Other liabilities		111,142
Total liabilities		3,432,249
Stockholder's equity:		
Common stock of $1.00 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		6,198,256
Accumulated deficit		(3,457,103)
Total stockholder's equity		2,742,153
Total liabilities and stockholder's equity	$	6,174,402

See accompanying notes to financial statements.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, FSB)

Statement of Income

Year ended December 31, 2007

Revenues:		
Commissions, fees, and other income	$	9,095,750
Interest earned		3,763
Total revenues		9,099,513
Expenses:		
Salaries and related benefits		6,089,603
Professional		384,709
Occupancy		248,332
Office		216,911
Marketing		14,015
Clearing		286,932
Travel and entertainment		274,980
Data processing		32,614
Other		168,805
Total expenses		7,716,901
Income before income taxes		1,382,612
Income tax provision		(541,163)
Net income	$	841,449

See accompanying notes to financial statements.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, FSB)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

	Number of shares		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2006	1,000	$	1,000	6,079,384	(4,298,552)	1,781,832
Noncash capital contribution pursuant to stock-based compensation	—		—	104,926	—	104,926
Excess tax benefit related to stock-based compensation	—		—	13,946	—	13,946
Net income	—		—	—	841,449	841,449
Balance at December 31, 2007	1,000	$	1,000	6,198,256	(3,457,103)	2,742,153

See accompanying notes to financial statements.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, FSB)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	841,449
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		32,017
Stock-based compensation expense		104,926
Increase in commission and other receivable		(191,615)
Increase in other assets		(105,502)
Decrease in receivable from affiliates		426,601
Increase in due to affiliates		1,358,559
Increase in other liabilities		225,531
Net cash provided by operating activities		2,691,966
Cash flows from financing activities:		
Excess tax benefit related to stock-based compensation		13,946
Net cash provided by financing activities		13,946
Net increase in cash		2,705,912
Cash at beginning of year		2,730,253
Cash at end of year	$	5,436,165

See accompanying notes to financial statements.

(1) Organization

Countrywide Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Municipal Securities Rule Making Board (MSRB). The Company became a licensed broker-dealer on July 12, 2000. In July 2006, the Company became a wholly owned subsidiary of Countrywide Bank, FSB (the Bank). The Bank is an indirect wholly owned subsidiary of Countrywide Financial Corporation (CFC).

The Company engages in trades of stocks, bonds, municipal securities, mutual funds, annuities, and insurance products with retail customers. Stock, bond, and mutual fund transactions are cleared on a fully disclosed basis through National Financial Services, LLC (NFS), the clearing firm. In the case of annuity and insurance products, the Company processes the business directly (application way) with the third-party product provider with whom it has entered into a selling agreement. For either clearing firm or application way business, the Company promptly transmits any received customer funds to either NFS or the product provider, as appropriate, and in accordance with applicable rules and regulations concerning the protection of customer funds.

The Company conducts its business through registered representatives who are also fully salaried, deposit-related employees of the Bank, as well as dedicated, licensed financial consultants who are fully commissioned. The Bank serves retail banking customers through its network of financial centers, call centers, and the Internet. The Company has instituted extensive procedures, training, and notices to ensure the "nondeposit investment" and "deposit" businesses remain properly segregated.

The Company primarily recommends only "packaged products" – mutual funds (including 529 plans), municipal securities, and annuity and insurance products, thus limiting execution of direct equity transactions on an "unsolicited" basis. The Company has entered into formal selling agreements with several mutual fund companies, insurance carriers, and municipal fund securities carriers to sell these products, and receives from them approved sales material and prospectuses.

(2) Significant Accounting Policies

(a) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

(b) Cash

Cash includes amounts due from banks. In addition, the Company has deposited $50,000 with its clearing organization, NFS, representing a required restricted cash balance at December 31, 2007.

(c) ***Commission Revenue and Expense***

Commission revenue earned from customer transactions and related expenses are recorded on a trade-date basis. There are two primary sources of revenue generated by the Company, as follows:

Direct Revenue - Direct revenue consists of commissions generated from customer transactions on trades that are placed directly with package providers, as opposed to transactions processed through the Company's clearing firm. The majority of the direct revenue is generated from the sales of variable annuities, fixed annuities, and mutual funds.

Clearing Firm Revenue - Clearing firm revenue consists of commissions generated from customer transactions on trades that are processed through the Company's clearing firm. Clearing firm revenue generally consists of commissions earned on the sales of mutual funds and stocks.

(d) ***Income Taxes***

CFC and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. The general tax allocation method of CFC is for the domestic noninsurance carrier members of the consolidated group to recognize tax expense or benefit based on the member's financial statement income or loss at the effective rate for the members of the consolidated group subject to this general tax allocation policy. The effective tax rate was 39.1% for 2007. Certain elements of the Company's financial statement income (such as depreciation and certain accrued expenses) may be recognized for tax purposes in years other than in the years in which the financial statement expense or benefit is recognized. CFC's general tax allocation policy requires intercompany settlement through the intercompany account of the aggregate of all current and deferred taxes as current items by the end of the quarter after the financial statement expense or benefit is recognized.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 was issued to clarify the requirements of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, relating to the recognition of income tax benefits derived from uncertain tax positions.

The general tax allocation method calculates taxes based upon the tax rates which are more likely than not to apply in the current and future periods. Therefore, the Company generally does not recognize the benefits of uncertain tax positions which may be recorded at CFC.

There were no adjustments to the opening balances of income tax payable and retained earnings upon adoption of FIN 48. As of January 1, 2007 and December 31, 2007, the Company had no unrecognized tax benefits on uncertain tax position.

The Company recognizes interest and penalties related to income tax uncertainties in its provision for income taxes and income taxes payable.

(Continued)

(e) *Stock-Based Compensation*

In accordance with Statement of Financial Accounting Standards No. 123R, *Accounting for Stock-Based Compensation* (SFAS 123R), the Company charges the unamortized value of previously granted employee stock options to compensation expense for awards made after January 1, 2006. The value of grants made on or after January 1, 2006 must be amortized over the lesser of (a) the nominal vesting period or (b) for options that vest upon retirement, the period until the grantee becomes retirement-eligible.

As of December 31, 2007, the Company has granted stock options and stock appreciation rights that have different vesting requirements, depending on the year granted and other factors. Generally, stock options issued before 2004 vest over a period of 3 to 4 years and expire 5 or 10 years after the grant date. Stock options granted in 2004 become vested upon attainment of specific earnings performance targets or, in any event, four and a half years after the grant date regardless of attainment of the earnings targets and expire five years after the date of grant. Generally, stock options awarded in 2005 were fully vested on the grant date. Stock options awarded in 2006 and stock appreciation rights awarded in 2007 vest over a 3-year period and expire 5 to 10 years after grant date.

Stock appreciation right transactions for the year ended December 31, 2007 are as follows:

	Number of shares	Weighted average exercise price
Outstanding shares at beginning of year	28,505	$ 34.0
Granted	15,000	32.7
Exercised	(2,826)	14.6
Cancelled / transferred	(7,936)	36.4
Outstanding shares at end of year	32,743	34.5
Shares exercisable at end of year	6,720	

Status of the outstanding grants as of December 31, 2007 is as follows:

Exercise price range	Outstanding grants: Weighted average remaining contractual life (years)	Number	Weighted average exercise price
$ 9.60 – 12.88	—	—	$ —
12.89 – 16.71	—	—	—
16.72 – 19.46	5.4	100	19.0
19.47 – 22.75	—	—	—
22.76 – 26.04	—	—	—
26.05 – 29.33	—	—	—
29.34 – 32.62	3.2	1,193	31.9
32.63 – 35.90	4.2	15,000	32.7
35.91 – 39.19	3.3	16,450	36.5
39.20 – 42.48	—	—	—
	3.7	32,743	34.5

The average fair value of 2007 grants was $8.82.

The fair value of the 2007 grants is estimated on the date of grant with the following weighted average assumptions:

	Year ended December 31, 2007
Expected life in years	4.06
Risk-free interest rate	4.48%
Dividend yield	1.83%
Volatility	30%

(3) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $50,000 or 6⅔% of aggregate indebtedness. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1). At December 31, 2007, the Company had computed net capital, based on Rule 15c3-1, of $2,486,098, which was $2,257,281 in excess of required net capital of $228,817.

(Continued)

The Company's activities are limited to promptly forwarding customer funds to its clearing firm, thereby meeting the exemption guidelines specified in paragraph (k)(2)(ii) of Rule 15c3-3. Therefore, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

(4) Transactions with Affiliates

The Company has a lease agreement with Countrywide Home Loans (CHL), an affiliate, for office space. The monthly rent is approximately $8,500 based on a square foot rate of $1.75, increased annually at 3%. The rent charge may vary on a monthly basis to the extent that the square footage occupied by the Company varies. The Company incurred pass-through expenses for payroll and third-party operating expenses processed through CFC accounts payable. For the year ended December 31, 2007, these pass-through expenses were $1,003,391 and $773,315 for compensation and accounts payable processing, respectively.

For the year ended December 31, 2007, the Company also incurred direct expenses from CHL totaling $248,211 and $336,709 for occupancy and professional fees, respectively.

(5) Retirement Plans

Employees may participate in a defined contribution plan and employees, generally hired prior to January 1, 2006, may also participate in a defined benefit pension plan sponsored by CFC.

(a) Defined Contribution Plan

The defined contribution plan (the Plan) covers all full-time employees of the Company age 21 or older. Participants may contribute from 1% up to 40% of pretax annual compensation, as defined in the Plan agreement, limited to the maximum allowed by the Internal Revenue Code. Participants may also rollover amounts, at the discretion of the Plan administrator, representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a discretionary matching contribution equal to 50% of the participant's contributions up to a maximum of 6% of the participant's base compensation who have at least one year of service, as defined in the Plan document. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2006, the Plan was amended to allow a discretionary profit-sharing contribution (currently 2%) to all eligible employees hired after December 31, 2005 regardless of the Plan participation. Eligible employees must have completed at least one year of service to be eligible for the discretionary profit-sharing contribution.

The Company's matching contribution to the Plan for the year ended December 31, 2007 was $86,502.

(b) Defined Benefit Pension Plan

The defined benefit pension plan (the Pension Plan) covers substantially all of the Company's employees hired prior to January 1, 2006. CFC's policy is generally to contribute the amount actuarially determined necessary to pay the benefits under the Pension Plan and in no event to pay less than the amount necessary to meet the minimum funding standards of ERISA. CFC makes contributions to the Pension Plan in amounts that are deductible in accordance with federal income

 (Continued)

tax regulations. Effective January 1, 2006, the Pension Plan was amended to exclude employees hired after December 31, 2005 from participation in the Pension Plan.

In September 2006, the FASB issued SFAS No. 158 (SFAS 158), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statement Nos. 87, 88, 106, and 132(R). The Company is part of a multiemployer plan and, consequently, records no pension liability other than one attributable to our contribution to that plan.

The Company's allocated cost of the Pension Plan contribution for the year ended December 31, 2007 was $45,072.

(6) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, uninsured amounts held at this financial institution totaled $5,336,165. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

Schedule I

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, FSB)

Computation of Net Capital under Rule 15c3-1
of the Securities Exchange Commission

December 31, 2007

Net capital:		
Stockholder's equity	$	2,742,153
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment, net		77,557
Other assets		158,869
Accounts receivable		19,629
Total nonallowable assets		256,055
Total deductions and/or charges		256,055
Net capital before haircuts on securities		2,486,098
Haircuts on securities		—
Net capital	$	2,486,098
Computation of net capital requirement:		
Aggregate indebtedness	$	3,432,249
Net capital required ($6\frac{2}{3}$% of aggregate indebtedness, or $50,000 if greater)		228,817
Net capital in excess of requirement		2,257,281

There are no material differences between the above computation and the Company's unaudited FOCUS Form X-17 A-5 as of December 31, 2007, filed on January 25, 2008.

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Countrywide Investment Services, Inc.:

In planning and performing our audit of the financial statements of Countrywide Investment Services, Inc. (the Company), a wholly owned subsidiary of Countrywide Bank, FSB, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 28, 2008

END